FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of May 2010

Commission File Number: 001-33751

CHINA NEPSTAR CHAIN DRUGSTORE LTD.
(Translation of registrant’s name into English)
6TH Floor, Tower B, Xinnengyuan Building
Nanhai Road, Nashan District
Shenzhen, Guangdong Province 518054
People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
     N/A

CHINA NEPSTAR CHAIN DRUGSTORE LTD.
Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4
EX-99.1

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA NEPSTAR CHAIN DRUGSTORE LTD.
By:	/s/ William Weili Dai
Name:	William Weili Dai
Title:	Chief Financial Officer

Date: May 18, 2010

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